UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934
(Amendment No. 13)

________________________

BAIRNCO CORPORATION
(Name of Subject Company)

________________________

BZ ACQUISITION CORP.
STEEL PARTNERS II, L.P.
(Names of Filing Persons--Offeror)

____________________________________

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

_________________________

057097107
(CUSIP Number of Class of Securities)

________________________

WARREN G. LICHTENSTEIN
STEEL PARTNERS II, L.P.
590 Madison Avenue, 32nd Floor
New York, NY 10022
(212) 520-2300
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

Transaction Valuation*	Amount of Filing Fee**

$82,525,068.00	$8,831

*	Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 6,181,653 (the maximum number of shares of common stock of subject company estimated to be acquired by Offeror) by $13.35 (the purchase price per share offered by Offeror).
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006, equals $107.00 per million dollars of transaction value.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,792	Filing Party:	BZ Acquisition Corp. and Steel Partners II, L.P.
Form or Registration No.:	Schedule TO	Date Filed:	June 22, 2006

Amount Previously Paid:	$1,039	Filing Party:	BZ Acquisition Corp. and Steel Partners II, L.P
Form or Registration No.:	Schedule TO	Date Filed:	February 2, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Items 1 through 9, and Item 11.

This Amendment No. 13 (“Amendment No. 13”) to Tender Offer Statement on Schedule TO (this “Schedule TO”) amends and supplements the statement originally filed on June 22, 2006 by Steel Partners II, L.P., a Delaware limited partnership (“Parent”), and BZ Acquisition Corp. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Parent. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), and the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”), of Bairnco Corporation, a Delaware corporation (the “Company”), at $13.35 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 22, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO. Capitalized terms used but not defined herein shall have the meaning assigned to such terms in the Offer to Purchase.

Section 11 (“Background of the Offer”) of the Offer to Purchase attached as Exhibit (a)(1)(i) to the Schedule TO is hereby amended by adding the following paragraphs after the last paragraph of such Section:

“On February 4, 2007, Mr. Lichtenstein had a telephone conversation with Mr. Fichthorn regarding the increased Offer price of $13.35 per Share in cash.

On February 5, 2007, Parent delivered a presentation to Institutional Shareholder Services relating to the Consent Solicitation.”

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

On February 5, 2007, Parent delivered a presentation to Institutional Shareholder Services relating to the Consent Solicitation, as that term is defined in the Offer to Purchase. The presentation delivered by Parent to Institutional Shareholder Services is attached hereto as Exhibit (a)(5)(xvi).

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase dated June 22, 2006.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Form of summary advertisement, dated June 22, 2006.*

(a)(5)(i)	Text of press release issued by Parent, dated June 15, 2006.*

(a)(5)(ii)	Text of press release issued by Parent, dated June 22, 2006.*

(a)(5)(iii)	Text of press release issued by Parent, dated June 26, 2006.*

(a)(5)(iv)	Text of press release issued by Parent, dated July 21, 2006.*

(a)(5)(v)	Text of press release issued by Parent, dated August 10, 2006.*

(a)(5)(vi)	Text of press release issued by Parent, dated September 11, 2006.*

(a)(5)(vii)	Text of press release issued by Parent, dated September 29, 2006.*

(a)(5)(viii)	Text of press release issued by Parent, dated October 27, 2006.*

(a)(5)(ix)	Text of press release issued by Parent, dated November 28, 2006.*

(a)(5)(x)	Text of press release issued by Parent, dated December 29, 2006.*

(a)(5)(xi)	Text of press release issued by Parent, dated January 23, 2007.*

(a)(5)(xii)	Nomination letter, dated January 23, 2007, delivered by Parent to the Company.*

(a)(5)(xiii)	Text of press release issued by Parent, dated January 24, 2007.*

(a)(5)(xiv)	Text of press release issued by Parent, dated January 30, 2007.*

(a)(5)(xv)	Text of press release issued by Parent, dated February 2, 2007.*

(a)(5)(xvi)	Presentation delivered by Parent to Institutional Shareholder Services on February 5, 2007

(b)	Not applicable.

(c)	Not applicable.

(d)(i)	Joint Filing Agreement by and among Steel Partners II, L.P., Steel Partners, L.L.C. and Warren G. Lichtenstein dated September 8, 2004.*

(d)(ii)	Joint Filing and Solicitation Agreement by and among Steel Partners II, L.P., Steel Partners, L.L.C., BZ Acquisition Corp., Warren G. Lichtenstein, Hugh F. Culverhouse, John J. Quicke, Anthony Bergamo and Howard M. Leitner, dated as of December 29, 2006.*

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

_____________
* Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2007

STEEL PARTNERS II, L.P.

By:	Steel Partners, L.L.C. General Partner

By:	/s/ Warren G. Lichtenstein

Name:	Warren G. Lichtenstein
Title:	Managing Member

BZ ACQUISITION CORP.

By:	/s/ Warren G. Lichtenstein

Name:	Warren G. Lichtenstein
Title:	President

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase dated June 22, 2006.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Form of summary advertisement, dated June 22, 2006.*

(a)(5)(i)	Text of press release issued by Parent, dated June 15, 2006.*

(a)(5)(ii)	Text of press release issued by Parent, dated June 22, 2006.*

(a)(5)(iii)	Text of press release issued by Parent, dated June 26, 2006.*

(a)(5)(iv)	Text of press release issued by Parent, dated July 21, 2006.*

(a)(5)(v)	Text of press release issued by Parent, dated August 10, 2006.*

(a)(5)(vi)	Text of press release issued by Parent, dated September 11, 2006.*

(a)(5)(vii)	Text of press release issued by Parent, dated September 29, 2006.*

(a)(5)(viii)	Text of press release issued by Parent, dated October 27, 2006.*

(a)(5)(ix)	Text of press release issued by Parent, dated November 28, 2006.*

(a)(5)(x)	Text of press release issued by Parent, dated December 29, 2006.*

(a)(5)(xi)	Text of press release issued by Parent, dated January 23, 2007.*

(a)(5)(xii)	Nomination letter, dated January 23, 2007, delivered by Parent to the Company.*

(a)(5)(xiii)	Text of press release issued by Parent, dated January 24, 2007.*

(a)(5)(xiv)	Text of press release issued by Parent, dated January 30, 2007.*

(a)(5)(xv)	Text of press release issued by Parent, dated February 2, 2007.*

(a)(5)(xvi)	Presentation delivered by Parent to Institutional Shareholder Services on February 5, 2007

(b)	Not applicable.

(c)	Not applicable.

(d)(i)	Joint Filing Agreement by and among Steel Partners II, L.P., Steel Partners, L.L.C. and Warren G. Lichtenstein dated September 8, 2004.*

(d)(ii)	Joint Filing and Solicitation Agreement by and among Steel Partners II, L.P., Steel Partners, L.L.C., BZ Acquisition Corp., Warren G. Lichtenstein, Hugh F. Culverhouse, John J. Quicke, Anthony Bergamo and Howard M. Leitner, dated as of December 29, 2006.*

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

_____________
* Previously filed